EXHIBIT 99.1

Osisko Announces Royalty Transaction on the Namdini Gold Project in Ghana

MONTREAL, Oct. 30, 2023 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that it has acquired a 1.0% net smelter return (“NSR”) royalty (the “Royalty”) covering the Namdini Gold Project (“Namdini”) in Ghana. Osisko has closed the transaction with Savannah Mining Limited (“Savannah”), acquiring a direct interest in 50% of Savannah’s 2.0% NSR royalty for total consideration of US$35 million (excluding applicable taxes and levies).

HIGHLIGHTS

Near-term gold equivalent ounces (“GEO”) from a Fully-Permitted Project Currently Under Construction

  Namdini is on the verge of becoming one of Western Africa’s next significant producing mines with gold production over the initial three years expected to reach approximately 360,000 ounces per year, and an average 287,000 ounces per year over an initial 15-year life of mine;
  First gold production from Namdini is expected in late 2024;
  As of mid-October 2023, Namdini’s 34.5 kV distribution power lines to site, connected to the national power grid 30km west of the project, were 99% complete; in addition, Namdini’s plant bulk earthworks were 99% complete, while the CIL and Flotation tailings storage facilities were 29% and 39% complete, respectively.

Operator is a Large-Scale and Experienced Global Miner

  Namdini is controlled and will be operated by Shandong Gold Co Ltd. (“Shandong”), a large-scale and well-capitalized global miner with a history of development and operational expertise;
  Shandong operates Namdini through its subsidiary Cardinal Namdini Mining Limited (“Cardinal”), which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

Jurisdiction with Well-Established Mining Act and Laws

  Ghana is a top gold mining jurisdiction, ranked 6th in global gold production, and ranked 1st amongst African nations in 2022, based on data from the World Gold Council;
  Payments associated with Ghanian Withholding and Value-Added Taxes (VAT), plus associated levies, result in an additional cash outlay by Osisko to the relevant authorities of US$7.7 million.

Osisko Granted Additional Rights

  As part of the transaction Savannah has granted Osisko certain additional rights.

Paul Martin, Interim CEO of Osisko commented: “Today’s announcement highlights Osisko’s continued ability to uncover and execute on accretive precious metals transactions. Namdini is a long-life, low-cost, open-pit gold project located in Ghana, one of West Africa’s most prolific gold producing countries. The project is being advanced through construction and into production by Shandong; a company which Osisko is confident will continue to develop and operate the mine in a responsible manner. We look forward to having the 1.0% NSR on Namdini contribute to our near-term cash flows and GEO growth profile.”

NAMDINI GOLD PROJECT

The Namdini Gold Project is an open-pit gold project located in Ghana, approximately 50 km southeast of the town of Bolgatanga, and close to the southern border of Burkina Faso. In January 2021, Shandong closed the A$540 million (~US$400M) acquisition of the company that owned Namdini, Cardinal Resources Inc.

An October 2019 NI 43-101 compliant Feasibility Study on Namdini, completed by Lycopodium for the previous project owner Cardinal (the “Feasibility Study”), outlined average annual gold production of 287,000 ounces over an initial 15-year mine life. The Feasibility Study also highlighted ~421,000 ounces of gold to be produced in the first 12 months of operation, and 1.1 million ounces forecasted in the first 3 years of full production. The total Proven and Probable Ore Reserve in the Feasibility Study was estimated at 138.6 Mt at 1.13 g/t Au with a contained gold content of 5.1 Moz. Of this total, 92% of the contained gold was within the Probable Ore Reserve category.

The Feasibility Study also highlighted the development of a single open-pit mine feeding a conventional crushing, SAG mill, regrind, high shear oxidation and CIL circuits, with development expected to initially focus on a high-grade starter pit area towards the north of the deposit.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd.

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company which holds a North American focused portfolio of over 180 royalties, streams and precious metal offtakes, including 23 producing assets. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, one of Canada’s largest gold mines.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Grant Moenting Vice President, Capital Markets Tel: (514) 940-0670 #116 Mobile : (365) 275-1954 Email: gmoenting@osiskogr.com	Heather Taylor Vice President, Sustainability & Communications Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release may be deemed “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, ongoing development of the Namdini project, that once in production, the project’s performance will conform to the forecasts in the Feasibility Study, that opportunities will arise to allow Osisko to exercise certain additional rights granted by Savannah , production estimates of Osisko’s assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, (g) that development of the Namdini project will be pursued diligently and in a timely manner, (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko’s business, operations and financial condition, (f) that conditions will be met to allow Osisko to exercise to exercise certain additional rights granted by Savannah; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko’s PFIC status. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: that Shandong will achieve production of the Namdini project in a manner consistent with the Feasibility Study; that public disclosure concerning the Namdini project remails accurate; that no adverse development occurs in respect of the Namdini project; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and the absence of significant change in the Corporation’s ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this press release are not guarantee of future performance and should not be unduly relied upon. In this press release, Osisko relies on public information available on the Namdini Project and assumes no liability for such third party public disclosure. These statements speak only as of the date of this press release. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.